UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Forward Air Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

349853101

(CUSIP Number)

FREDERICK DiSANTO

c/o Ancora HOLDINGS INC.

6060 Parkland Boulevard, Suite 200

Cleveland, Ohio 44124

(216) 825-4000

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 15, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Ancora Merlin, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		21,450
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

21,450
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Ancora Merlin Institutional, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		230,999
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

230,999
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

230,999
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Ancora Catalyst, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		18,004
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

18,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,004
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Ancora Catalyst Institutional, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		234,417
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

234,417
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

234,417
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Ancora Catalyst SPV I LP – Series I*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		165,004
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

165,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

165,004
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

*This Series I is part of a series of Ancora Catalyst SPV I LP, a series limited partnership.

6

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Ancora Catalyst SPV I LP – Series J*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		188,345
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

188,345
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

188,345
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

*This Series J is part of a series of Ancora Catalyst SPV I LP, a series limited partnership.

7

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Ancora Catalyst SPV I LP – Series K*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		190,725
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

190,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

190,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

*This Series K is part of a series of Ancora Catalyst SPV I LP, a series limited partnership.

8

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Ancora Catalyst SPV I LP – Series L*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		84,541
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

84,541
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

84,541
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

*This Series L is part of a series of Ancora Catalyst SPV I LP, a series limited partnership.

9

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Ancora Catalyst SPV I SPC Ltd. – Segregated Portfolio E
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		483,130
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

483,130
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

483,130
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%
14	TYPE OF REPORTING PERSON

CO

10

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Ancora Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEVADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		135,884
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

135,884
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

135,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IA, OO

11

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Ancora Alternatives LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

OHIO
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,616,615
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,616,615
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,616,615
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

IA, OO

12

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Ancora Family Wealth Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

OHIO
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,300
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IA, OO

13

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

The Ancora Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

OHIO
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		135,884
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

135,884
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

135,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

14

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Inverness Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,300
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

15

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Ancora Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

OHIO
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,753,799
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,753,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,753,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%
14	TYPE OF REPORTING PERSON

CO

16

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Frederick DiSanto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,753,799
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,753,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,753,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%
14	TYPE OF REPORTING PERSON

IN

17

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

James M. Chadwick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

18

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Andrew C. Clarke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

19

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Dawn Garibaldi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

20

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Scott M. Niswonger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

21

CUSIP No. 349853101

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the entry into the Cooperation Agreement, as defined and described in Item 4 below, James M. Chadwick, Andrew C. Clarke, Dawn Garibaldi and Scott M. Niswonger are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 2 to the Schedule 13D. The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6 below.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of the Ancora Funds and held in the Ancora Advisors SMA and the Ancora Family Wealth SMA were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 21,450 Shares owned directly by Ancora Merlin is approximately $1,144,848, including brokerage commissions. The aggregate purchase price of the 230,999 Shares owned directly by Ancora Merlin Institutional is approximately $12,342,180, including brokerage commissions. The aggregate purchase price of the 18,004 Shares owned directly by Ancora Catalyst is approximately $962,906, including brokerage commissions. The aggregate purchase price of the 234,417 Shares owned directly by Ancora Catalyst Institutional is approximately $12,524,260, including brokerage commissions. The aggregate purchase price of the 165,004 Shares owned directly by Ancora SPV I is approximately $10,255,483, including brokerage commissions. The aggregate purchase price of the 188,345 Shares owned directly by Ancora SPV J is approximately $11,925,232, including brokerage commissions. The aggregate purchase price of the 190,725 Shares owned directly by Ancora SPV K is approximately $13,663,616 including brokerage commissions. The aggregate purchase price of the 84,541 Shares owned directly by Ancora SPV L is approximately $6,402,883, including brokerage commissions. The aggregate purchase price of the 483,130 Shares owned directly by Ancora SPC E is approximately $33,271,711, including brokerage commissions. The aggregate purchase price of the 135,884 Shares held in the Ancora Advisors SMA is approximately $10,507,586, including brokerage commissions. The aggregate purchase price of the 1,300 Shares held by the Ancora Family Wealth SMA is approximately $68,312, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 15, 2021, Ancora Holdings and certain of its affiliates (collectively, “Ancora”) entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer. Pursuant to the Cooperation Agreement, the Issuer agreed, among other things, (i) to increase the size of the Board by five (5) directors and appoint Richard H. Roberts, Scott M. Niswonger (together with Mr. Roberts, the “Ancora Appointees”), Chitra Nayak, Javier Polit and George S. Mayes as directors with terms expiring at the Issuer’s 2021 annual meeting of shareholders (the “2021 Annual Meeting”); (ii) to include the Ancora Appointees on the Issuer’s slate of nominees for election at the 2021 Annual Meeting provided that Ancora beneficially owns at least the lesser of (a) 3.5% of the outstanding Shares and (b) 963,518 Shares; (iii) to enter into a consulting agreement with Andrew C. Clarke concurrently with the execution of the Cooperation Agreement; and (iv) that two (2) incumbent directors would not stand for re-election at the 2021 Annual Meeting such that the size of the Board of Directors (the “Board”) will be reduced to thirteen (13) at such time. The Issuer further agreed that subsequent to the 2021 Annual Meeting and prior to the expiration of the Standstill Period (as defined below), the Board will not increase in size to more than thirteen (13) directors without Ancora’s prior written consent.

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Pursuant to the Cooperation Agreement, Ancora is subject to certain customary standstill restrictions from the date of the Cooperation Agreement until the earlier to occur of (i) twenty (20) days prior to the deadline for the submission of shareholder nominations for the 2022 annual meeting of shareholders pursuant to the Issuer’s Bylaws or (ii) the date that is one hundred and ten (110) days prior to the first anniversary of the 2021 Annual Meeting (the “Standstill Period”). During the Standstill Period, Ancora agreed to vote all of its Shares in favor of the recommendations of the Board with respect to (i) the election, removal and/or replacement of directors (a “Director Proposal”), (ii) the ratification of the appointment of the Issuer’s independent registered public accounting firm, and (iii) any other proposal submitted to the Issuer’s shareholders; provided, however, that in the event Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co., LLC (“Glass Lewis”) make a recommendation that differs from the recommendation of the Board with respect to any proposal (other than a Director Proposal), Ancora is permitted to vote in accordance with the ISS and Glass Lewis recommendation; provided, further, Ancora is entitled to vote in its sole discretion with respect to any publicly announced proposal relating to a merger, acquisition, disposition of all or substantially all of the assets of the Issuer and its subsidiaries or other business combination involving the Issuer. During the Standstill Period, Ancora also agreed not to (i) acquire beneficial ownership of more than 9.9% of the outstanding Shares or (ii) sell, offer to sell or agree to sell securities of the Issuer, other than in an open-market transaction, to any third party that would result in such third party owning, controlling or otherwise having any beneficial or other ownership interest in excess of 4.9% of the outstanding Shares, subject to certain exceptions.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 27,529,073 Shares outstanding as of February 19, 2021 which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2021.

A.	Ancora Merlin
(a)	As of the close of business on March 15, 2021, Ancora Merlin beneficially owned directly 21,450 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 21,450
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 21,450

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B.	Ancora Merlin Institutional
(a)	As of the close of business on March 15, 2021, Ancora Merlin Institutional beneficially owned directly 230,999 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 230,999
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 230,999

C.	Ancora Catalyst
(a)	As of the close of business on March 15, 2021, Ancora Catalyst beneficially owned directly 18,004 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 18,004
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 18,004

D.	Ancora Catalyst Institutional
(a)	As of the close of business on March 15, 2021, Ancora Catalyst Institutional beneficially owned directly 234,417 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 234,417
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 234,417

E.	Ancora SPV I
(a)	As of the close of business on March 15, 2021, Ancora SPV I beneficially owned directly 165,004 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 165,004
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 165,004

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F.	Ancora SPV J
(a)	As of the close of business on March 15, 2021, Ancora SPV J beneficially owned directly 188,345 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 188,345
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 188,345

G.	Ancora SPV K
(a)	As of the close of business on March 15, 2021, Ancora SPV K beneficially owned directly 190,725 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 190,725
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 190,725

H.	Ancora SPV L
(a)	As of the close of business on March 15, 2021, Ancora SPV L beneficially owned directly 84,541 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 84,541
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 84,541

I.	Ancora SPC E
(a)	As of the close of business on March 15, 2021, Ancora SPC E beneficially owned directly 483,130 Shares.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 483,130
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 483,130

J.	Ancora Advisors
(a)	As of the close of business on March 15, 2021, 135,884 Shares were held in the Ancora Advisors SMA. Ancora Advisors, as the investment advisor to the Ancora Advisors SMA, may be deemed to beneficially own the 135,884 Shares held in the Ancora Advisors SMA.

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Percentage: Approximately Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 135,884
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 135,884

K.	Ancora Alternatives
(a)	Ancora Alternatives, as the investment advisor to each of the Ancora Funds and the general partner of each of the Ancora LP Funds, may be deemed to beneficially own 1,616,615 Shares consisting of (i) 21,450 Shares beneficially owned directly by Ancora Merlin, (ii) 230,999 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 18,004 Shares beneficially owned directly by Ancora Catalyst, (iv) 234,417 Shares beneficially owned directly by Ancora Catalyst Institutional, (v) 165,004 Shares beneficially owned directly by Ancora SPV I, (vi) 188,345 Shares beneficially owned directly by Ancora SPV J, (vii) 190,725 Shares beneficially owned directly by Ancora SPV K, (viii) 84,541 Shares beneficially owned directly by Ancora SPV L and (ix) 483,130 Shares beneficially owned directly by Ancora SPC E.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,616,615
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,616,615

L.	Ancora Family Wealth
(a)	As of the close of business on March 15, 2021, 1,300 Shares were held in the Ancora Family Wealth SMA. Ancora Family Wealth, as the investment advisor to the Ancora Family Wealth SMA, may be deemed to beneficially own the 1,300 Shares held in the Ancora Family Wealth SMA.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 1,300 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 1,300

M.	Ancora Inc.
(a)	Ancora Inc., as the sole member of Ancora Advisors, may be deemed to beneficially own the 135,884 Shares held in the Ancora Advisors SMA.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 135,884
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 135,884

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N.	Inverness Holdings
(a)	Inverness Holdings, as the sole member of Ancora Family Wealth, may be deemed to beneficially own the 1,300 Shares held in the Ancora Family Wealth SMA.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 1,300 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 1,300

O.	Ancora Holdings
(a)	Ancora Holdings, as the sole member of each of Ancora Alternatives and Inverness Holdings, and as the sole shareholder of Ancora Inc., may be deemed to beneficially own 1,753,799 Shares consisting of (i) 21,450 Shares beneficially owned directly by Ancora Merlin, (ii) 230,999 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 18,004 Shares beneficially owned directly by Ancora Catalyst, (iv) 234,417 Shares beneficially owned directly by Ancora Catalyst Institutional, (v) 165,004 Shares beneficially owned directly by Ancora SPV I, (vi) 188,345 Shares beneficially owned directly by Ancora SPV J, (vii) 190,725 Shares beneficially owned directly by Ancora SPV K, (viii) 84,541 Shares beneficially owned directly by Ancora SPV L, (ix) 483,130 Shares beneficially owned directly by Ancora SPC E, (x) 135,884 Shares held in the Ancora Advisors SMA and (xi) 1,300 Shares held in the Ancora Family Wealth SMA.

Percentage: Approximately 6.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,753,799
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,753,799

P.	Mr. DiSanto
(a)	Mr. DiSanto, as the Chairman and Chief Executive Officer of Ancora Holdings, may be deemed to beneficially own 1,753,799 Shares consisting of (i) 21,450 Shares beneficially owned directly by Ancora Merlin, (ii) 230,999 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 18,004 Shares beneficially owned directly by Ancora Catalyst, (iv) 234,417 Shares beneficially owned directly by Ancora Catalyst Institutional, (v) 165,004 Shares beneficially owned directly by Ancora SPV I, (vi) 188,345 Shares beneficially owned directly by Ancora SPV J, (vii) 190,725 Shares beneficially owned directly by Ancora SPV K, (viii) 84,541 Shares beneficially owned directly by Ancora SPV L, (ix) 483,130 Shares beneficially owned directly by Ancora SPC E, (x) 135,884 Shares held in the Ancora Advisors SMA and (xi) 1,300 Shares held in the Ancora Family Wealth SMA.

Percentage: Approximately 6.4%

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(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,753,799
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,753,799

Q.	Mr. Chadwick
(a)	As of the close of business on March 15, 2021, Mr. Chadwick does not beneficially own any securities of the Company.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

R.	Mr. Clarke
(a)	As of the close of business on March 15, 2021, Mr. Clarke beneficially owned 2,500 Shares, which Shares are held in the Andrew C. Clarke Revocable Trust, of which Mr. Clarke is the sole settlor, beneficiary and trustee.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,500 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 2,500 4. Shared power to dispose or direct the disposition: 0

S.	Ms. Garibaldi
(a)	As of the close of business on March 15, 2021, Ms. Garibaldi does not beneficially own any securities of the Company.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

T.	Mr. Niswonger
(a)	As of the close of business on March 15, 2021, Mr. Niswonger beneficially owned directly 10,000 Shares.

Percentage: Less than 1%

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(b)	1. Sole power to vote or direct vote: 10,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,000
4. Shared power to dispose or direct the disposition: 0

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

(c)	The transactions in the Shares by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 15, 2021, Ancora and the Issuer entered into the Cooperation Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On March 15, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 2 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Cooperation Agreement, dated March 15, 2021.
99.2	Joint Filing Agreement, dated March 15, 2021.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2021

Ancora Merlin, LP
Ancora Merlin Institutional, LP
Ancora Catalyst, LP
Ancora Catalyst Institutional, LP
Ancora Catalyst SPV I LP – Series I
Ancora Catalyst SPV I LP – Series J
Ancora Catalyst SPV I LP – Series K
Ancora Catalyst SPV I LP – Series L

By:	Ancora Alternatives LLC, its Investment Advisor and General Partner

By:	Ancora Holdings Inc., its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Catalyst SPV I SPC Ltd. – Segregated Portfolio E

By:	Ancora Alternatives LLC, its Investment Advisor

By:	Ancora Holdings Inc., its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Alternatives LLC

By:	Ancora Holdings Inc., its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

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Ancora Advisors, LLC

By:	The Ancora Group Inc., its Sole Member

By:	Ancora Holdings Inc., its Sole Shareholder

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Family Wealth Advisors, LLC

By:	Inverness Holdings LLC, its Sole Member

By:	Ancora Holdings Inc., its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

The Ancora Group Inc.

By:	Ancora Holdings Inc., its Sole Shareholder

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Inverness Holdings LLC

By:	Ancora Holdings Inc., its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Holdings Inc.

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

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/s/ Frederick DiSanto
Frederick DiSanto Individually and as attorney-in-fact for James M. Chadwick, Andrew C. Clarke, Dawn Garibaldi and Scott M. Niswonger

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SCHEDULE B

Transactions in Securities of the Issuer Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Security	Date of Purchase/Sale

ANCORA ADVISORS, LLC
(Through the Ancora Advisors SMA)

Purchase of Common Stock	5,000	86.1058	02/19/2021
Purchase of Common Stock	15,000	84.3349	02/23/2021